April 23rd, 2024



Sircles Media, Inc.

1590 Howe Avenue
Sacramento, California 95825

www.sircles.com

<u>ANNUAL REPORT</u>

FORM C-AR

In this report, the term "we," "us," "our", "the Company", "Sircles" or "Sircles Media" refers to Sircles Media, Inc.. The term "application", or "app", refers to the "Sircles" downloadable mobile app.

The Company, having offered and sold SAFE's (Simple Agreement for Future Equity) pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended **December 31, 2023**. A copy of this report may be found on the Company's website at www.sircles.com/invest.

<u>FORWARD-LOOKING STATEMENTS DISCLOSURE</u>

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward- looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

<u>ABOUT THIS FORM C-AR</u>

Readers should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide readers with information different from that contained in this Form C-AR. Readers should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Table of Contents

SUMMARY 2

DIRECTORS AND OFFICERS OF THE COMPANY 3

INDEMNIFICATION 4

PRINCIPAL SECURITY HOLDERS 4

THE COMPANY'S BUSINESS 4

INTELLECTUAL PROPERTY 5

RISK FACTORS 5

OWNERSHIP AND CAPITAL STRUCTURE 8

MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER 11

PREVIOUS OFFERINGS OF SECURITIES 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ... 11

TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST 11

LIQUIDITY AND CAPITAL RESOURCES 12

RUNWAY AND SHORT TERM EXPENSES 12

BAD ACTOR DISCLOSURE 13

ONGOING REPORTING 13

APPENDIX A – Audited Financial Statements 14

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

Issuer:	Sircles Media, Inc.
Legal status of issuer:	Corporation, organized in Delaware, incorporated on December 15th, 2019.
Physical address:	1590 Howe Ave, Sacramento, California 95825.
Website of issuer:	www.sircles.com. The information available on or through our website is not a part of this Form C-AR

Current number of employees: 13

	Most recent fiscal year-end (audited)	Prior fiscal year-end (audited)
Total Assets:	$ 599,405	$ 1,756,033
Cash & Cash Equivalents:	$ 472,547	$ 877,813
Accounts Receivable:	$ 2,795	$ 982
Short-term Debt:	$ 119,395	$ 87,812
Long-term Debt:	$ 4,362,375	$ 4,332,475
Revenues/Sales	$ -	$ -
Cost of Goods Sold:	$ -	$ -
Taxes Paid:	$ 3,273	$ 1,660
Net Income:	$ (1,292,781)	$ (1,265,533)

Audited Financial Statements for the periods ended December 31, 2023 and December 31, 2022 can be found at the end of this Annual Report in Appendix A.

Jurisdictions in which the issuer intends to offer securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD,
MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI,
SC, SD, TB, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

John Worthington – Founder, CEO and Director
Sircles Media, Inc. 2018-Present
Performs the general supervision and management of overall operations of the Company and its resources, and strategic direction of the Company. Oversees product development, promotion, and deployment strategy.

Tech Service 2U, Inc., 2003-Present
Performs the general supervision and management of overall operations of the Company and its resources, and strategic direction of the Company.

Todd Fiore – Co-Founder, CIO and Director
Sircles Media, Inc. 2018-Present
Advises on product development and deployment strategy.

Tech Service 2U, Inc., 2003-Present
Oversees the management and implementation of computer and information technology systems. Manages FireUp Esports Lounge, a wholly owned subsidiary of Tech 2U.

Daniel Hinkle – Co-Founder, COO and Director
Sircles Media, Inc., 2018-Present
Performs oversight of Company operations, providing leadership and management to help the Company reach its goals, and to make sure that the Company is operating efficiently. Advises on and oversees product development, promotion, and deployment strategy.

Michael Nashick - CFO and Director
CFO and Director for Sircles Media, Inc., 2018-Present
Manages accounting procedures, maintains financial reports, and records of accounts and business transactions, disburses funds of the Company as instructed by the CEO and COO, and reports the financial condition of the Company.

Controller of Tech Service 2U, Inc., 2008-Present
Manages accounting procedures, maintains financial reports, and records of accounts and business transactions, disburses funds of the Company.

Ian Reeder - Secretary and Director
Secretary and Director of Sircles Media, Inc., 2018-Present
Keeps a book of minutes of all meetings and actions of Directors, with the time and place of holding, and such other duties and obligations as may be assigned to him by the Company's CEO or COO.

General Manager of Tech Service 2U, Inc., 2008-Present
Oversees the residential services division of Tech 2U, consisting of field, shop, and remote support services and repairs for all regions and locations.

Jordan Baldwin – Director
President and CEO – Ridgeline Engineering., 2004-Present
Owns and operates civil and structural engineering company base out of Stockton, California. Lead investor in Sircles Media; Performs an advisory role on the board of directors.

Rob Williams - Director
President – Williams Broadcasting, 2010-Present
Hosts and manages radio morning show and related podcasts, and online membership/shop based out of Sacramento, California, and Reno, Nevada. Performs an advisory role on the board of directors of Sircles Media and assists with the promotion of the Sircles App.

INDEMNIFICATION

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes certain expenses such as attorney's fees and, in circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

John Worthington, CEO, Founder, and Director holds 8,600,000 shares of Class A Common Stock, representing 86% of voting power in the Company.

THE COMPANY'S BUSINESS

Description
The Company has developed Sircles, a mobile app that could best be described as Yelp meets Facebook for recommendations, minus the negativity. Sircles is designed to be a positive force for positive interaction in a society where we feel that much of social media has become a vehicle for spreading negativity and disinformation. Sircles is designed to allow users to give and get recommendations from people they trust without having to rely on strangers' public posts and the filters and manipulations that affect them. Sircles does not have dislikes or rating systems to spread negative information about businesses or entertainment in the app. Sircles seeks to focus only on positivity and is dedicated solely to the sharing of users' favorite places, services, and entertainment with their friends and family through an interface that is designed to be unique, fun and engaging.

Competition
Major competitors to the Company include any social media platforms and technologies that enable users to share and make recommendations for businesses, services, and entertainment to their friends and family, or search for businesses services and entertainment recommended by others. Such platforms include Yelp, Angi, or GroupMe, where users can search for businesses and assess their service quality based on ratings/comments by other users. Other platforms with rating and sharing systems include Facebook or Google, which also have user groups focused on various types of services or entertainment. Sircles seeks to differentiate itself by encouraging only positive interactions between users through its focus on one core activity – Friends, family and acquaintances sharing their favorite businesses and entertainment with each other.

Customer Base, Marketing, and Monetization
The Sircles customer base consists of individuals age 13+. We plan to continue to make the app free to download for all users. Customers also consist of businesses who want to subscribe, on a monthly or annual basis, to a business portal that allows them to customize the presentation of their business in the app, track user activity from the sharing and favoriting of their business and offer discounts and other incentives to individuals who view their listings. Current subscription packages are $79 for a 6 month plan, and $129 for a 12 month plan that is collected upon the business signing up. Other monthly or annual fees from business members at various price points are under consideration and may be implemented based on demand, profitability goals and other factors we believe will develop as the user base, company size, and their resulting expenses grow.

We currently market the Sircles app to customers using paid influencers and other media personalities, as well as boots-on-the-ground reps who visit and engage with local businesses and encourage them to place Sircles stickers in their windows along and branded coasters for bar/restaurant establishments, and to enroll in paid memberships. Additionally, our goal is for users to foster organic growth through app usage and engagement. We believe this can be achieved by a built in rewards system that provides incentives to users who download the app and utilize its various features, such as making recommendations and inviting other users to download and use the app. We plan to award incentives at various levels, which may include discounts on merchandise and services to a degree based on the user's level of engagement within the app. We anticipate that this rewards system could be monetized for generating profit, result in no profit, or create additional costs for the Company. The Company also sells a small breadth of products through its online Webstore, consisting of branded merchandise and the Happiest Hour wellness beverage.

In January of 2024, we launched our monetization strategies primarily in the Sacramento, California market. Our hope is that the app will grow its user base and increase in popularity, and that revenue streams will grow in tandem leading to a profitable business model. From January through March 2024, Sircles has generated approximately $21K in revenue. About 98% of this revenue consisted of Happiest Hours sales, with the remaining revenue from the sale of annual and semi-annual memberships to local businesses. Because of the newness of the app and its monetization strategies, as of the date of this report we cannot anticipate the success of our monetization strategies with any reasonable degree of certainty, and we make no guarantees that they will continue to grow or result in a profitable business model.

Supply Chain

The Company's application software and platform were developed by the Company and are considered proprietary property of the Company. The Company uses both in house software developers and subcontractors to develop the app. It also utilizes the services and products of various third-party suppliers to operate and develop the app, such as AWS (Amazon Web Services), Google, Listen Notes, TMDB (The Movie Database), and OneSignal. The Company utilizes Stripe for credit card processing for paid business subscriptions. The Company uses other services to verify customer identification, manage Company email and other customer communications, and test platform security. As of the date of this report, its primary source of revenue is generated through the sale of the Happiest Hour beverage, which sources inventory through a distributor based in Sparks, Nevada.

INTELLECTUAL PROPERTY

Trademarks:

Application or Registration #	Goods/Services	Title	Description	File Date	Reg Date	Country
5248342	IC 035: Advertising and marketing services, namely, promoting the goods and services of others; Promoting the goods and services of others via a global computer network	SIRCLE	Standard Character Mark	February 27,2012	July 25, 2017	USA

Patents (Granted and Pending):

U.S. Application No.	Application Filing Date	Title	U.S. Patent No.	Patent Issue Date	Patent Expiration Date
16/009,986 (priority to 62/5520,125)	15-Jun-18	System And Method For Trusted Contact, Business Selection With Automated Menuing Using Trusted Friends' And Family's Recommendations	11,004,137 B2	11-May-21	4-Dec-38
17/316,646 (priority to 16/009,986 > 62/5520,125)	10-May-21	System And Method For Trusted Contact, Business Selection With Automated Menuing Using Trusted Friends' And Family's Recommendations	N/A	Pending	N/A
63/568,330	21-Mar-24	System And Method For Individual Or Group Chat Messaging Containing Organized Topics And Events On The Same Screen	N/A	Pending	N/A

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation COVID-19, can have a significant effect on our business operations and revenue projections.
A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Company may not be able to achieve its goals and financial projections.
The Company's business plan, goals, and projections were prepared by its management and are based on numerous assumptions, which are subject to uncertainty due to the effects that economic, legislative, political or other changes may have on future events. Changes in the facts or circumstances underlying such assumptions could materially and adversely affect the Company's goals and projections. To the extent assumed events do not materialize, actual results may vary substantially from the projected results and goals may not be achieved. As a result, no assurance can be given that the Company will achieve the operating goals or financial results set forth in its financial projections and, accordingly, investors are cautioned about placing undue reliance thereon.

The Company's app, products and services may not be adopted by users to the extent anticipated.
User downloads, engagement and overall market adoption may not occur in the numbers or on the timeline anticipated by the Company. User adoption will be critical to the Company's ability to meet its business plan and financial projections.

Risks relating to developing technology.
The market for products and services in peer-to-peer referrals and marketing industry is characterized by rapid technological developments, frequent new product introductions, innovations, and evolving industry standards. The emerging character of these products and services and their rapid evolution will require the Company's continuous improvement in the performance, features and reliability of its products and services, particularly in response to competitive offerings. The Company may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new technologies or standards could require Sircles Media to make substantial expenditures to modify or adapt its products and services. This could harm the Company's business, financial condition and operating results.

The Company has limited capitalization and may need additional financing in the future which may not be available.
The Company has limited capitalization and may need additional financing to support existing and ongoing operations. There is no assurance that the Company would be able to successfully obtain additional financing or do so on favorable terms. Should the Company be unable to raise additional capital or generate sufficient revenues, Sircles Media may not be able to meet its obligations and investors in the SAFEs or stock could lose their entire investment. The Company and the Sircles application was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provided additional funds to Sircles Media in the form of loans and capital contributions. Tech 2U may not be able to provide such funding in the future and cannot be relied upon for additional capitalization.

Purchase price for Shares and SAFEs has been arbitrarily determined.
The purchase price for any Shares and SAFEs offered have been arbitrarily determined by the Company and bear no direct relationship to their book value or the value of its assets. As such, the purchase price for the Shares and SAFEs is not necessarily indicative of their value. No assurance is or can be given that any of the Shares or SAFEs, if transferable, could be sold for the purchase price or for any amount. Investors, especially earlier investors, could lose their entire investment.

Management's judgment regarding use of proceeds.
The Company's management, including its Board of Directors, will have broad discretion over the use of the net proceeds from crowdfunding. Management has made only preliminary determinations as to the amount of net proceeds to be used based on its current expectations regarding the Company's financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as actual financial performance may differ from management's current expectations, or the Company's business needs may change as its business and its industry evolve. As a result, the proceeds received by the Company in crowdfunding may be used in a manner significantly different from its current plans.

Design flaws/defects.
The Company services or features may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. To the extent that the Company does not effectively address or plan for design flaws or other defects or any capacity constraints or system failures, the Company's business, results of operations and financial condition could be

significantly harmed.

Protection of Intellectual Property.
Although the Company intends to take commercially reasonable actions to protect its intellectual property rights, including evaluating and potentially filing for and obtaining certain copyrights, trademarks and patents with the United States Patent and Trademark Office ("USPTO"), if applicable, no assurances can be given that the intellectual property of the Company (i) will not infringe upon the intellectual property rights of others, (ii) that the USPTO filings will occur, or if they do, that they will be approved and enforceable, or (iii) ultimately will be the sole property of the Company. The Company's ability to compete effectively depends in part on developing and maintaining the proprietary aspects of its products. The Company also cannot assure that any patents, copyrights, or trademarks, if obtained, will not be successfully challenged, invalidated, or circumvented in the future. In addition, no assurance can be given that competitors, many of which have substantial resources, have not already applied for, or obtained, or will not seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with the Company's ability to make, use and sell its products and services either in the United States or in international markets. The Company expects to rely heavily on trade secrets and proprietary know-how, which the Company will seek to protect, in part, through confidentiality and proprietary information agreements. The Company requires its employees and key consultants to execute confidentiality agreements upon the commencement of employment or a consulting relationship with the Company. No assurance can be given that employees or consultants will not breach these agreements, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known to or be independently developed by competitors.

Reliance on select vendors.
The Company relies on a select group of external vendors for services essential to the development and operation of the Sircles app, such as those mentioned in our Supply Chain section discussed previously. While we actively manage our vendor relationships and regularly review vendor performance in our supply chain, no assurance can be given that our approaches will be entirely successful. We also acknowledge that there are external factors beyond our control that can significantly impact our vendors and our relationships with them, such as significant changes to their pricing and policies, unpredictable geopolitical events, global economic conditions, and sudden changes in regulatory environments. To the extent that the Company does not effectively respond these external factors or effectively manage its vendor relationships, the operations and financial condition of the Company could be significantly harmed.

Reliance on key personnel.
The Company's ability to achieve anticipated revenues is substantially dependent on its ability to attract and retain skilled personnel, especially management, software and app developers and service personnel. The loss of the services of one or more of the Company's executives, officers, and key employees, or the decision of one or more of such officers or employees to join a competitor or otherwise compete directly or indirectly with the Company could have a material adverse effect on the Company's business, operating results and financial condition. The Company does not currently maintain key-man life insurance on any officer or employee of the Company. In addition, the Company believes that its future success will depend on its ability to attract and retain additional skilled developers, business development, sales, management, and marketing personnel. There is and will continue to be competition for such personnel in the Company's industry. New employees hired by the Company generally require significant training. No assurance can be given that the Company will be successful in attracting, training, and retaining qualified personnel, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. Some officers and board members of the Company own and manage Tech Service 2U, Inc. (dba Tech 2U) and its wholly owned subsidiary, FireUp Esports Lounge. We anticipate that Tech 2U and the Company will continue to be simultaneously managed by the same officers and board members in the foreseeable future. The active management of both entities simultaneously by the same officers and board members could negatively impact their ability to effectively manage one or all entities.

Rewards system risk.
As part of its growth strategy previously described in the "Customer Base, Marketing, and Monetization" section, the Company plans to offer incentives to users in the form of merchandise and discounts on services across its various service categories to reward users for different types of behavior when engaging the app. Management anticipates incurring significant expenses related to these rewards. The financial impact to the Company of these expenses cannot be known or reliably estimated as of the date of this report because they are expected to be directly related to user adoption and activity within the app, which is still in its very early stages. The Company intends to create a user agreement, to which users must agree as a condition of using the app, that limits the Company's potential expenses related to these offerings, thus mitigating the possibility of significant financial harm to the Company. The Company cannot guarantee the effectiveness of such efforts and agreement, and as a result, the Company may incur significant unanticipated financial harm.

Other risk factors; Loss of entire investment.
Other risk factors may exist that we cannot contemplate at this time. Therefore, every investor must be able to bear the possible risk of loss of his, her, or its entire investment.

OWNERSHIP AND CAPITAL STRUCTURE

Description of Issuers Securities:

Common and Preferred Stock

Type	Series Seed Preferred Stock
Amount Authorized	10,000,000
Amount Outstanding	2,637,010
Par Value Per Share	$0.0001
Voting Rights	1 vote for each share held
Anti-Dilution Rights	Y
Liquidation Preference	Y
% Ownership of Company by the holders of such security.	13%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock which may dilute the Securities

Type	Class B Common Stock
Amount Authorized	21,000,000
Amount Outstanding	8,881,903
Par Value Per Share	$0.0001
Voting Rights	1 vote for each share held
Anti-Dilution Rights	N
Liquidation Preference	N
% Ownership of Company by the holders of such security.	44%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

Type	Class A Common Stock
Amount Authorized	9,000,000
Amount Outstanding	8,600,000
Par Value Per Share	$0.0001
Voting Rights	10 votes for each share held
Anti-Dilution Rights	N
Liquidation Preference	N
% Ownership of Company by the holders of such security.	43%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

Options:

Type	Options - Class B Common
Amount Authorized	1,467,494
Amount Outstanding	1,073,297
Voting Rights	N
Anti-Dilution Rights	N
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
% Ownership of Company by the holders of such security (fully diluted)	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Securities

SAFEs:

Type	SAFE
Face Value	$299,300
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $10,000,000; 10% Discount

Type	SAFE
Face Value	$996,735
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $11,000,000; 10% Discount

Type	SAFE
Face Value	$400,270
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $18,000,000; 10% Discount

Type	SAFE
Face Value	$2,636,170
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $23,000,000; 10% Discount

Type	SAFE (as of 4/23/24)
Face Value	$575,909*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $26,000,000; 10% Discount

Type	SAFE (as of 4/23/24)
Face Value	$1,824,225*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation Cap $30,000,000; 10% Discount

***These are approximate totals as reported by WeFunder, the company hosting our latest crowdfunding campaign which ended 4/19/24. Collectively, they represent the total closed funds (funds that have been disbursed to Company, less campaign fees), funds in WeFunder's Escrow account awaiting disbursement to the Company, and amounts committed by investors that are either in transit to the Escrow account or are awaiting additional information from the investor before funds can be transmitted. We believe the totals to be materially correct based on all information available as of this report date, but they have not been audited. While we anticipate these totals will materially match the final totals of the securities sold and corresponding SAFE liability, they are not guaranteed to match final settled amounts and cannot be relied upon as such.

Liquidation Preferences and Anti-Dilution Rights
In the event of a liquidation, dissolution or winding up of the Company, holders of Series Seed Preferred Stock are entitled to receive a liquidation preference equal to their original issue price for each share or such greater amount per share as would have been payable had all shares of Series Seed Preferred Stock converted into Sircles Class B Common Stock immediately prior to such liquidation event.

If there is a liquidation event before the termination of the Company's SAFEs, each holder of a SAFE will automatically be entitled (subject to liquidation priority) to receive a portion of proceeds from such liquidation event, equal to the greater of (i) the purchase amount of each SAFE held or (ii) or such greater amount per SAFE as would have been payable had all such SAFEs converted into Sircles Class B Common Stock immediately prior to such a liquidation event.

The Series Seed Preferred is entitled to a broad-based, weighted-average, anti-dilution adjustment upon the issuance of certain capital stock of Sircles without consideration or for a consideration per share less than the original issuance price of the Series Seed Preferred. As of the date of this Form C-AR, Sircles has not issued capital stock that would cause an anti-dilution adjustment to the Series Seed Preferred.

Other Rights
As of the date of this report, Sircles has entered into multiple Simple Agreement for Future Equity (SAFE) with investors. The SAFEs are convertible into future preferred stock of Sircles based on a valuation cap and a discount rate as described previously in the Ownership and Capital Structure section of this report. Sircles' Certificate of Incorporation also provides for certain protective provisions for the holders of Series Seed Preferred Stock, requiring approval of holders of a majority of the Series Seed to take certain actions, including altering the bylaws or Certificate of Incorporation in a way that adversely affects the preferred stock, creating a new class of capital stock with superior rights, powers and privileges, redeeming shares of capital stock (subject to exceptions), paying certain dividends and liquidating and dissolving the corporation.

MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER

Trade payables and SAFE Liability are presented in Summary, Historical Results of Operations, Liquidity and Capital Resources, and attached financial statements.

PREVIOUS OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years (as of this report date 4/23/24).

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
20-Feb	Regulation D, Rule 506(b)	Preferred Stock	$167,000	General Operations
20-Nov	Regulation Crowdfunding	SAFE	$1,070,000	General Operations
20-Dec	Regulation D, Rule 506(c)	SAFE	$225,035	General Operations
21-Apr	Regulation Crowdfunding	SAFE	$3,037,440	General Operations
23-Dec	Regulation Crowdfunding	SAFE	$2,400,134*	General Operations

*As discussed in the Ownership and Capital Structure Section previously, this is an approximate amount reported by WeFunder from our most recent campaign that ended 4/19/24. Please refer to that section this report for further discussion.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

Sircles Media, Inc. was organized in December 2019 and has limited operations upon which prospective investors may base an evaluation of its performance. All amounts shown for the period/fiscal year ended December 31, 2022, and December 31, 2023 have been audited.

Revenues & Gross Margin: For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $0.

Assets: As of December 31, 2023, the Company had total assets of $599,405, including $472,547 in cash. As of December 31, 2022, the Company had $1,756,033 in total assets, including $877,813 in cash.

Net Loss: The Company has had net losses of $1,292,781 and net losses of $1,265,533 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

Liabilities: The Company's liabilities totaled $4,481,770 for the fiscal year ended December 31, 2023 and $4,420,287 for the fiscal year ended December 31, 2022.

Expenses: For the fiscal year ended December 31, 2023, total Operating Expenses consisted of $1,321,013, compared to $1,255,968 for the fiscal year ended December 31, 2022.

TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons:

<u>Tech Service 2U, Inc (Tech 2U):</u>
The Company was originally funded by Tech Service 2U, Inc. (Tech 2U), a related party that is commonly owned and controlled by the same management team. Tech 2U provides, on an ongoing basis, a variety of projects, technical support, and promotional services to the Company. Below is a summary and discussion of the related party transactions between Tech 2U and Sircles Media that occurred in 2022 through the date of this report:

<u>2022-2023:</u>
In 2022, the Company reimbursed Tech 2U $5,275 for expenses incurred on its Google advertising account to promote the Sircles crowdfunding campaign on WeFunder. The Tech 2U Google account was utilized because management believed it was more efficient to create a Sircles campaign in an account that was already established rather than creating an entirely new one. It is anticipated that the Tech 2U Google account will be utilized for future fundraising for Sircles. In August 2022, as part of its "rewards system" discussed previously in the Customer Base, Marketing, and Monetization section, the Company hired Tech 2U to build a Webstore to facilitate the delivery of rewards (i.e., merchandise and vouchers for partnered businesses) and to sell a small breadth of branded products and other merchandise. The Webstore is embedded in the app, which we anticipate will enhance the user experience, facilitate engagement and generate revenue. The cost to build the Webstore was $50,000, which includes a website hosting agreement, and comprehensive support agreement where Tech 2U will provide technical support and maintenance to the webstore after deployment. The Company paid this obligation in full in November 2022. As of December 31, 2023 and 2022, $7,917 and $30,000 of the consideration was recognized as prepaid expense, respectively. The Company incurred expenses on this agreement of $22,083 and $20,000 for the years ended December 31, 2023 and 2022, respectively.

In 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month. The Company recognized $45,000 of operating expense for the period ending December 31, 2023 under this agreement. As of December 31, 2023, the outstanding amount is $5,000. Effective March 1, 2024 the rate for ongoing support is $7,000 per month.

<u>Agreements with Williams Broadcasting:</u>
In January of 2024, the Company entered into two agreements with Williams Broadcasting, owned and operated by Rob Williams who is a member of the Company's board of directors. The Company entered into a six-month agreement for $50,000 to promote the Sircles app, encourage downloads and app usage, and promote its crowdfunding campaign through the Rob, Anybody and Dawn Show (RAD morning show) and related podcast and website. The promotions package consists of numerous on-air appearances by John Worthington, CEO, and Daniel Hinkle, COO, on-air mentions of the Sircles app, promotion of Sircles store and link on RADRADIO.com, and access to RADTV for Sircles based programming as mutually agreed. Additionally, the Company entered into a profit-sharing agreement to share 50 percent of the net income (sales less COGS) from the sales of the Happiest Hour wellness beverage through the Sircles store. Under this agreement, as of the date of this report, the Company has incurred obligations to pay Williams Broadcasting $4,715 under this agreement covering January through March 2024.

LIQUIDITY AND CAPITAL RESOURCES

We will likely require additional financing in the future to perform operations over the lifetime of the Company. We do not have additional sources of capital other than the proceeds from our prior SAFE offerings and existing revenue streams. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds from our past SAFE offerings or revenue will be sufficient to enable us to implement our strategy, but we anticipate that they will not. The Company intends to raise additional capital in the future from investors and seek revenue growth from existing products and the possible introduction of new offerings. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors, or that revenue or revenue growth will be sufficient to generate the income needed to fund existing operations.

RUNWAY AND SHORT TERM EXPENSES

As of the date of this report, the Company has a cash balance of $659,200, and $292,383 invested in US treasury bills that we anticipate holding to maturity on 10/17/24 but can be converted to cash if needed to meet operating costs. From our most recent crowdfunding campaign ended 4/19/24, we anticipate additional WeFunder disbursements (net of fees) of approximately $600K-$1MM, subject to pending investor commitments settling and becoming available for disbursement to the Company. Over the last three months, revenues have averaged approximately $7,000/month, cost of goods sold has averaged approximately $3,670/month, and net ordinary operating losses have averaged approximately $186K/month. Within the next 6-12 months, we anticipate our monthly losses to be approximately $180K-$200K per month. Based on our current cash position and anticipated additional disbursements from WeFunder, we project our current runway to be approximately 8-11 months before additional cash is needed to fund operations. These projections are forward-looking and cannot be guaranteed.

BAD ACTOR DISCLOSURE

None

ONGOING REPORTING

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website no later than: 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: http://www.sircles.com/invest

The issuer will continue to comply with the ongoing reporting requirements until:

1.   The issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2.   The issuer has filed at least one annual report and has fewer than 300 holders of record;
3.   The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4.   The issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including and payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



_____
John Worthington
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



_____
John Worthington
Chief Executive Officer

APPENDIX A – Audited Financial Statements

Appendix A - Audited Financial Statements

Sircles Media, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2023 and 2022

SIRCLES MEDIA, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements as of December 31, 2023 and 2022 and for the years then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to the Financial Statements	7



To the Board of Directors of
Sircles Media, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Sircles Media, Inc. (the "Company") which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has an accumulated deficit of $5,066,485 as of December 31, 2023, has sustained net losses of $1,292,781 and $1,265,533 and has negative cash flows from operations of $1,202,604 and $1,181,690 for the years ended December 31, 2023 and 2022, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC
Denver, Colorado
March 26, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

SIRCLES MEDIA, INC.
Balance Sheets
As of December 31, 2023 and 2022

	2023	2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 472,547	$ 877,813
Short-term investments	-	775,203
Escrow receivable	27,658	-
Due from related party	2,795	982
Prepaid expense	10,548	33,774
Inventory	14,738	-
Total Current Assets	528,286	1,687,772
Non-Current Assets:		
Property and equipment, net	6,119	3,261
Trademark	65,000	65,000
Total Non-Current Assets	71,119	68,261
TOTAL ASSETS	$ 599,405	$ 1,756,033
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 77,627	$ 47,250
Deferred revenue	40,462	40,462
Due to related party	1,206	-
Loan payable - related party	100	100
Total Current Liabilities	119,395	87,812
Non-current Liabilities:		
SAFE liability	4,362,375	4,332,475
Total Non-current Liabilities	4,362,375	4,332,475
Total Liabilities	4,481,770	4,420,287
Stockholders' Deficit:		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 2,637,010 shares issued and outstanding, and liquidation preference of $1,254,425 as of both December 31, 2023 and 2022	264	264
Class A Common Stock, $0.0001 par, 9,000,000 shares authorized, 8,600,000 shares issued and outstanding as of both December 31, 2023 and 2022	860	860
Class B Common Stock, $0.0001 par, 21,000,000 shares authorized, 8,881,903 and 8,847,506 shares outstanding, 9,031,903 and 8,997,506 shares issued, as of December 31, 2023 and 2022, all respectively	903	900
Treasury stock	(7,000)	(7,000)
Additional paid-in capital	1,189,158	1,114,491
Subscription receivable	(65)	(65)
Accumulated deficit	(5,066,485)	(3,773,704)
Total Stockholders' Deficit	(3,882,365)	(2,664,254)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 599,405	$ 1,756,033

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Statements of Operations
For the years ended December 31, 2023 and 2022

	2023	2022
Net revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses:		
Research and development	913,506	815,795
Selling, general and administrative	407,507	440,173
Total Operating Expenses	1,321,013	1,255,968
Loss from operations	(1,321,013)	(1,255,968)
Other Income/(Expense):		
Realized gain from U.S. Treasury securities	33,507	-
Unrealized gain (loss) from U.S. Treasury securities	(3,611)	4,733
Interest income	579	587
Interest expense	-	-
Interest expense - SAFE issuance costs	(2,243)	(14,885)
Total Other Income/(Expense)	28,232	(9,565)
Provision for income taxes	-	-
Net Loss	$ (1,292,781)	$ (1,265,533)

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

SIRCLES MEDIA, INC.
Statements of Changes in Stockholders' Deficit
For the years ended December 31, 2023 and 2022

	Series Seed Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock		Additional	Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Deficit
Balance at December 31, 2021	2,637,010	$ 264	8,600,000	$ 860	8,847,506	$ 900	150,000	$ (7,000)	$ 1,008,256	$ (65)	$ (2,508,171)	$ (1,504,956)
Stock-based compensation	-	-	-	-	-	-	-	-	106,235	-	-	106,235
Net loss	-	-	-	-	-	-	-	-	-	-	(1,265,533)	(1,265,533)
Balance at December 31, 2022	2,637,010	$ 264	8,600,000	$ 860	8,847,506	$ 900	150,000	$ (7,000)	$ 1,114,491	$ (65)	$ (3,773,704)	$ (2,664,254)
Exercised stock options	-	-	-	-	34,397	3	-	-	24,997	-	-	25,000
Stock-based compensation	-	-	-	-	-	-	-	-	49,670	-	-	49,670
Net loss	-	-	-	-	-	-	-	-	-	-	(1,292,781)	(1,292,781)
Balance at December 31, 2023	2,637,010	$ 264	8,600,000	$ 860	8,881,903	$ 903	150,000	$ (7,000)	$ 1,189,158	$ (65)	$ (5,066,485)	$ (3,882,365)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

- 5 -

SIRCLES MEDIA, INC.
Statements of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net loss	$ (1,292,781)	$ (1,265,533)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	49,670	106,235
SAFE issuance costs	2,243	14,885
Depreciation	1,129	501
Unrealized gain and accrued interest from U.S. Treasury securities	(1,123)	(4,923)
Changes in operating assets and liabilities:		
Decrease/(increase) in due from related party	(1,813)	-
Decrease/(increase) in prepaid expense	23,226	(30,403)
Decrease/(increase) in inventory	(14,738)	-
Increase/(decrease) in accounts payable and accrued liabilities	30,377	(2,452)
Increase/(decrease) in due to related party	1,206	-
Net cash used in operating activities	(1,202,604)	(1,181,690)
Cash flows from investing activities		
Purchase of property and equipment	(3,987)	(3,762)
Purchase of U.S. Treasury securities	(394,857)	(770,280)
Redemption of U.S. Treasury securities	1,071,416	-
Net cash provided by/(used in) investing activities	672,572	(774,042)
Cash flows from financing activities		
Proceeds from issuance of SAFE	-	2,063,140
SAFE issuance costs	-	(48,514)
Proceeds from exercise of stock options	25,000	-
Net cash provided by financing activities	25,000	2,014,626
Net change in cash in banks	(505,032)	58,894
Net change in cash equivalents	99,766	-
Cash at beginning of the year	877,813	818,919
Cash at end of the year	$ 472,547	$ 877,813
Supplemental disclosure of cash flow information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Sircles Media, Inc. (the "Company") is a corporation organized on February 12, 2018 under the laws of Delaware. The Company was originally formed under the name Social Circle LLC as a Delaware limited liability company. On December 15, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Social Circle LLC to Sircles Media, Inc. The Company is a social media company which develops a mobile networking application.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had $99,766 and $0 cash equivalents as of December 31, 2023 and 2022 (see Note 4). As of December 31, 2023 and 2022, the Company's cash in bank balances exceeded federally insured limits by $56,119 and $397,495, respectively.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Short-term Investments

The Company considers all securities with an original maturity of more than three months but less than a year to be short-term investments. See Note 4.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' deficit on the balance sheet. As of December 31, 2023 and 2022, subscription receivable presented as a contra equity account was $65.

Prepaid Expense

Prepaid expense includes amounts paid in advance for services to be rendered to the Company. As of December 31, 2023 and 2022, prepaid expense was $10,548 and $33,774, respectively, which pertains to advance payment for insurance, subscription, and web hosting services from a related party.

Inventory

Inventory consists of products purchased intended for sale. Inventory is stated at the lower of cost or market and accounted for using the weighted average method. Inventory as of December 31, 2023 and 2022 amounted to $14,738 and $0, respectively.

The management regularly evaluates inventory for possible impairment and obsolescence, and estimates inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded. No impairment was recognized for the years ended December 31, 2023 and 2022.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using straight-line method over management's estimate of each asset's useful life. The Company's property and equipment consisted of computer equipment with an estimated useful life of five years. As of December 31, 2023 and 2022, the total cost was $7,749 and $3,762, respectively. Depreciation expense recognized was $1,129 and $501 for the years ended December 31, 2023 and 2022, respectively. The net carrying value as of December 31, 2023 and 2022 was $6,119 and $3,261, respectively.

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense, but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. For the years ended December 31, 2023 and 2022, the Company recorded no impairment.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment was recognized for the years ended December 31, 2023 and 2022.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash, short-term investments, receivables, accounts payable, accrued liabilities and other current liabilities. The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature. The treasury holdings described in Note 4 were valued using level 1 inputs.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less. The Company's main revenue stream will be fees for marketing services, which will be recognized upon delivery of its service.

No revenue has been earned or recognized for the years ended December 31, 2023 or 2022.

Deferred Revenue

Orders that have been placed and paid as of year-end but have not been fulfilled are recorded as deferred revenue. Deferred revenue consists of collections from a rewards crowdfunding platform. In exchange for funds received from the platform, contributors will receive early access to the Company's beta app, coupons for Tech 2U services, or favorable placement of their business within the Company's app at launch, depending on their contribution amount. Tech 2U, a related party, is commonly controlled by the majority shareholders of the Company. Deferred revenue was $40,462 as of both December 31, 2023 and 2022.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2023 and 2022 was $28,073 and $50,671, respectively.

Research & Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2023 tax years remain open to examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management adopted this standard in 2022 and adoption of such had no impact on the Company's financial statements and disclosures as it has no long-term lease agreements.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this standard effective in these financial statements, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The adoption of ASU 2020-06 did not have a material impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $5,066,485 as of December 31, 2023, has sustained net losses of $1,292,781 and $1,265,533 and has negative cash flows from operations of $1,202,604 and $1,181,690 for the years ended December 31, 2023 and 2022, both respectively, and has not yet generated operating revenues. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon the Company obtaining

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

adequate capital to fund its operating losses until it establishes a revenue stream and becomes profitable. Management has evaluated these conditions and plans to continue as a going concern by raising additional capital through sales of equity securities and borrowing. Management believes its plans are sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these financial statements or the occurrence of sufficient future positive cash flows from operations. Management cannot provide assurance that the Company will be successful in accomplishing its plans. If the Company is not able to obtain the necessary additional financing on a timely basis, the Company will be forced to delay or scale down some or all of its development activities or perhaps even cease the operation of its business. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4: U.S. TREASURY SECURITIES

The Company purchased U.S Treasury securities as follows:

				Market Value	
				December 31	
Security type	Date purchased	Maturity date	Purchase price	2023	2022
Short-term investment					
U.S. Treasury Bill	September 14, 2022	September 7, 2023	$ 481,573	N/A	$ 484,985
U.S. Treasury Note	September 26, 2022	September 30, 2023	$ 288,707	N/A	$ 290,028
Cash equivalent					
U.S. Treasury Bill	September 19, 2023	December 14, 2023	$ 296,214	N/A	N/A
U.S. Treasury Bill	October 18, 2023	January 18, 2024	$ 98,643	$ 99,766	N/A

The U.S. Treasury securities that matured in 2023 were redeemed for a total of $1,100,000. The Company recognized a realized gain totaling $33,507, including the $4,734 unrealized gain recognized in 2022. Interest earned from the U.S. Treasury note amounted to $362 and $190 for the years ended December 31, 2023 and 2022, respectively.

NOTE 5: SAFE

The Company has conducted offerings of Simple Agreements for Future Equity ("SAFEs") under Regulation Crowdfunding and Regulation D. The SAFEs have no maturity date and bear no interest.

The SAFEs entitle the holder to convert the SAFEs into the Company's preferred stock. The terms provide for automatic conversion of the SAFEs' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

In the case of a liquidity event (as defined in the agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of (a) cash equal to the face value of the SAFE ("Purchase Amount") or (b) the amount payable on the number of shares of common stock equal to the Purchase Amount divided by the liquidity price (defined in the agreement as a share price determined by dividing the applicable valuation cap to the Company's

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

then outstanding capitalization).

The SAFEs provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. Upon a dissolution, the SAFEs are junior to debts, senior to common stock, and on par with preferred stock. If the SAFEs convert into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

During the years ended December 31, 2023 and 2022, the Company issued $29,900 and $1,564,931 of SAFEs and incurred $2,243 and $14,885 of broker fees related to these offerings, respectively, which were charged to interest expense due to the indeterminate period of the SAFEs.

As of December 31, 2023 and 2022, the Company had a total outstanding SAFE liability of $4,362,375 and $4,332,475, respectively, which approximates fair value. No SAFEs have been converted into equity, nor had any terminated or expired based on the terms of the agreements. SAFE holders will receive a number of preferred stock calculated using the method that results in the greater number of preferred stock: (a) Purchase Amount applied at the discount rate (see table below) on the price of preferred stock issued to new investors or (b) Purchase Amount divided by the quotient of the applicable valuation cap and the total amount of the Company's capitalization at that time.

Conversion Discount	Valuation Cap	2023	2022	2021	2020
10%	$ 10,000,000	$ -	$ -	$ -	$ 300,000
10%	11,000,000	-	-	-	995,035
10%	18,000,000	-	-	400,000	-
10%	23,000,000	-	1,564,931	1,072,509	-
10%	26,000,000	29,900	-	-	-
		$ 29,900	$ 1,564,931	$ 1,472,509	$ 1,295,035

As of December 31, 2023 and 2022, $27,658 and $0, respectively, of these subscribed SAFEs were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

NOTE 6: STOCKHOLDERS' DEFICIT

From inception through December 15, 2019, Sircles Media, Inc. (formerly Social Sircle LLC) was a limited liability company. Social Circles LLC denominated its membership interests as a series of common unit classifications, which were converted into the newly created classes of stockholders' equity in Sircles Media, Inc.

The Company is authorized to issue a total of 40,000,000 shares of stock: (a) 30,000,000 shares of $0.0001 par value common stock, consisting of 9,000,000 shares of Class A Common Stock and 21,000,000 shares of Class B Common Stock and (b) 10,000,000 shares of $0.0001 par value preferred stock, all designated as Series Seed Preferred Stock.

Class A Common Stock have voting rights of 10 votes per share and Class B Common Stock have voting rights of 1 vote per share. Preferred stock is entitled to vote with holders of Class B Common

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Stock on an as-converted basis. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

The preferred stockholders have certain dividend preferences over common stockholders and other protective provisions. The shares of preferred stock are subject to an optional conversion right, where shares are convertible into fully paid and non-assessable shares of Class B Common Stock at a 1:1 rate, with certain dilution protections. All shares of preferred stock are subject to automatic conversion into the Company's Class B Common Stock upon an initial public offering or by vote or written consent of the requisite holders.

The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: (a) the original issue price of $0.4757 (subject to dilution protection adjustments) plus any unpaid dividends and (b) on an as converted to Class B Common Stock basis. The total liquidation preference as of December 31, 2023 and 2022 was $1,254,425.

Preferred Stock

As of December 31, 2023 and 2022, 2,637,010 shares of Series Seed Preferred Stock were issued and outstanding.

Class A Common Stock

As of December 31, 2023 and 2022, 8,600,000 shares of Class A Common Stock were issued and outstanding.

Class B Common Stock

In 2023, 34,397 options for Class B Common Stock were exercised for proceeds of $25,000.

As of December 31, 2023 and 2022, 8,881,903 and 8,847,506 shares of Class B Common Stock were issued and outstanding and 150,000 and 150,000 shares held in treasury, all respectively.

Stock Options

In February 2021, the Company adopted the 2021 Stock Incentive Plan (the "Plan"), which provides stock awards including incentive and non-statutory stock options to employees, directors, consultants and affiliates of the Company. The stock options generally have a term of up to ten (10) years, or five (5) years for incentive stock options issued to stockholders owning more than 10% of the Company. The stock options are subject to vesting restrictions determined on a case-by-case basis.

As of December 31, 2023 and 2022, the Company has reserved 1,467,494 shares of Class B Common Stock for issuance under the Plan, and there were 479,800 and 519,197 shares of Class B common stock available for grant, respectively.

A summary of options activities for the years ended December 31, 2023 and 2022 is as follows:

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2021	658,297	$	0.48	$	-
Granted	435,000		0.48		
Forfeited	(145,000)		0.48		
Outstanding as of December 31, 2022	948,297	$	0.48	$	-
Granted	284,397		0.51		
Forfeited	(90,000)		0.48		
Exercised	(34,397)		0.73		
Expired	(155,000)		0.48		
Outstanding as of December 31, 2023	953,297	$	0.48	$	-
Exercisable as of December 31, 2022	753,297	$	0.48		
Exercisable as of December 31, 2023	837,694	$	0.48		

	2023		2022	
Weighted average grant-date fair value of options granted during the	$	0.22	$	0.22
Weighted average duration (years) to expiration of outstanding options at		8.28		8.75

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the grant-date fair value of stock options granted:

	2023	2022
Risk-free interest rate	4.66% - 5.60%	1.87% - 2.80%
Expected term (in years)	0.04-6.4	4.90
Expected volatilty	50.00%	50.00%
Expected dividend yield	0.00%	0.00%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 were $62,100 and $94,635, respectively. In 2022, 145,000 options granted in 2021 but having not vested as of the termination date with grant-date fair value of $33,930 were canceled. In 2023, 155,000 vested options expired three (3) months after the services of the option holders were terminated. Stock-based compensation expense recognized for the years ended December 31, 2023 and 2022 was $49,670 and $106,235, respectively. The unrecognized compensation costs of $36,700 as of December 31, 2023 will be recognized as follows:

December 31,		
2024	$	30,950
2025		5,750
	$	36,700

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Stock-based compensation expense was classified in the statements of operations as follows:

	2023	2022
Selling, general and administrative	$ 11,700	$ 72,535
Research and development	37,970	33,700
	$ 49,670	$ 106,235

NOTE 7: RELATED PARTY TRANSACTIONS

In 2022, the Company entered into a web hosting agreement with Tech 2U for a total consideration of $50,000. The Company paid the full amount in 2022. As of December 31, 2023 and 2022, $7,917 and $30,000 of the consideration was recognized as prepaid expense, respectively. The Company incurred expenses on this agreement of $22,083 and $20,000 for the years ended December 31, 2023 and 2022, respectively.

In 2023, the Company engaged Tech 2U to provide technical support and promotional services on a month-to-month contract at a rate of $5,000 per month. The Company recognized $45,000 of operating expense for the year ended December 31, 2023 under this agreement. As of December 31, 2023, the outstanding amount is $5,000, which is included in accounts payable on the balance sheet.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $1,404,766 and $1,011,649, respectively. The following table presents the deferred tax assets by source:

	2023	2022
Deferred tax asset:		
Net operating loss carryforwards	$ 895,719	$ 752,498
Book-to-tax differences	1,010	(4,733)
R&D capitalization differences	366,628	182,387
R&D credit	141,409	81,497
Valuation allowance	(1,404,766)	(1,011,649)
Net deferred tax asset	$ -	$ -

The Company incurs Federal and California income taxes at rates of 21% and 8.84% of gross margin, respectively, and has used an effective blended rate of 27.98% to calculate the deferred tax assets. The

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $1,404,766 and $1,011,649 were recorded as of December 31, 2023 and 2022, respectively. The valuation allowance increased by $393,117 in 2023. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,200,872 and $2,689,068, respectively.

NOTE 10: SUBSEQUENT EVENTS

Related Party Transaction

In January 2024, various services for project planning and implementation and ongoing maintenance were added to the agreement for technical promotional services with Tech 2U discussed in Note 7. The fee for all project planning and implementation is $40,000, with $20,000 paid in February 2024 upon commencement and $20,000 due upon completion. For ongoing management/support, the fee is $7,000 per month.

SAFE

The Company raised a total of $1,451,703 through the issuance of SAFE agreements in conjunction with the offering that commenced in 2023 as discussed in Note 5.

Stock Options

The Company granted a total of 120,000 stock options to purchase shares of its Class B Common Stock under the 2021 Stock Incentive Plan in connection with services performed for the Company. The stock options have an exercise price of $0.7268 and have a term of ten years. Of such, 50,000 stock options are vested through the issuance date of these financial statements.

Agreement with Williams Broadcasting:

In January of 2024, the Company entered into two agreements with Williams Broadcasting, owned and operated by Rob Williams who is a member of the Company's board of directors. The Company entered into a six-month agreement for $50,000 to promote the Sircles app, encourage downloads and app usage, and promote its crowdfunding campaign. Additionally, the Company entered into a profit-sharing agreement to share 50% of the net income (sales less COGS) from the sales of the Happiest Hour wellness beverage through the Sircles store. Under this agreement, as of the date of this report, the Company has incurred obligations to pay Williams Broadcasting approximately $4,240 under this agreement covering January through March 2024.

SIRCLES MEDIA, INC.
Notes to the Financial Statements
As of December 31, 2023 and 2022 and for the years then ended

Management's Evaluation

Management has evaluated subsequent events through March 26, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.